                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              dated August 25, 2000


                                    ILOG S.A.

                              9 Rue De Verdun BP 85
                             94253 Gentilly, France

                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

              FORM 20-F      X              FORM 40-F               .
                       -------------                  -------------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                YES                              NO           X   .
                       -------------                  -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                    ILOG S.A.

                                    FORM 6-K

ILOG S.A. (the "Company") reported its results for the three months and year ended June 30, 2000 in a press release dated August 1, 2000. Such press release is attached as EXHIBIT 99.1 hereto and is incorporated by reference herein.

Also in a press release dated August 1, 2000, the Company announced the appointment of Jean-Francois Abramatic, chairman of the World Wide Web Consortium (W3C), as senior vice president of research and development. Abramatic has been a member of ILOG's board of directors since 1994 and is resigning from this position upon joining the ILOG management team. Other management changes announced are the appointment of Christian Deutsch to the position of vice president of operations, the departures of Stuart Bagshaw, chief operating officer, and Manuel Montalban, vice president and general manager of the Telecommunications Business Division, and the appointment of Eric Brisson as Montalban's successor. Such press release is attached as EXHIBIT 99.2 hereto and is incorporated by reference herein.


                                  EXHIBIT INDEX

Exhibit 99.1 Press release, dated August 1, 2000, announcing the results of ILOG S.A. for the three months and year ended June 30, 2000.

Exhibit 99.2 Press release, dated August 1, 2000, announcing the appointment of Jean-Francois Abramatic, chairman of the World Wide Web Consortium (W3C), as senior vice president of research and development. Abramatic has been a member of ILOG's board of directors since 1994 and is resigning from this position upon joining the ILOG management team. Other management changes announced are the appointment of Christian Deutsch to the position of vice president of operations, the departures of Stuart Bagshaw, chief operating officer, and Manuel Montalban, vice president and general manager of the Telecommunications Business Division, and the appointment of Eric Brisson as Montalban's successor.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ILOG S.A.

                                    BY:    /s/ ROGER D. FRIEDBERGER
                                         ---------------------------------
                                         ROGER D. FRIEDBERGER
                                         CHIEF FINANCIAL OFFICER
DATE: AUGUST 25, 2000